The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at March 31, 2022 and for the three months ended March 31, 2022

The Lion Electric Company
Consolidated Statements of Financial Position
As at March 31, 2022 and December 31, 2021
(Unaudited, In US dollars)

	Notes	March 31, 2022	December 31, 2021
		$	$
ASSETS
Current
Cash		155,459,640	241,702,030
Accounts receivable		38,959,413	37,899,085
Inventories	4	144,746,941	115,978,979
Prepaid expenses and other current assets		4,438,507	4,647,163
Current assets		343,604,501	400,227,257
Non-current
Other non-current assets		845,365	793,298
Property, plant and equipment	5	68,104,890	32,668,158
Right-of-use assets	6	59,255,209	60,902,362
Intangible assets		97,533,855	81,899,830
Contract asset	8	14,318,972	14,113,415
Non-current assets		240,058,291	190,377,063
Total assets		583,662,792	590,604,320

LIABILITIES
Current
Trade and other payables		45,777,582	40,409,565
Current portion of long-term debt and other debts		12,936,186	13,015,584
Current portion of lease liabilities	6	4,994,798	4,691,344
Current liabilities		63,708,566	58,116,493
Non-current
Long-term debt and other debts		49,265	62,086
Lease liabilities	6	56,006,402	57,517,973
Share warrant obligations	8	86,070,645	106,225,934
Non-current liabilities		142,126,312	163,805,993
Total liabilities		205,834,878	221,922,486
SHAREHOLDERS' EQUITY
Share capital		418,709,160	418,709,160
Contributed surplus		126,432,354	122,637,796
Deficit		(167,653,289)	(169,755,726)
Cumulative translation adjustment		339,689	(2,909,396)
Total shareholders' equity		377,827,914	368,681,834
Total shareholders' equity and liabilities		583,662,792	590,604,320

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Earnings (loss) and Comprehensive Earnings (loss)
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars)

		Three months ended
	Notes	March 31, 2022	March 31, 2021
		$	$
Revenue	13	22,646,793	6,225,478
Cost of sales		23,558,565	8,032,301
Gross loss		(911,772)	(1,806,823)

Administrative expenses	9	10,977,409	6,269,969
Selling expenses	9	5,375,502	4,383,579
Operating loss		(17,264,683)	(12,460,371)

Finance costs	10	1,178,408	3,907,390
Foreign exchange loss (gain)		910,642	(178,653)
Change in fair value of share warrant obligations	8	(21,456,170)	(75,245)
Net earnings (loss)		2,102,437	(16,113,863)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		3,249,085	(1,302,467)
Comprehensive Earnings (loss)		5,351,522	(17,416,330)

Earnings (loss) per share
Basic earnings (loss) per share	11	0.01	(0.15)
Diluted earnings (loss) per share	11	0.01	(0.15)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	9	—	—	3,794,558	—	—	—	3,794,558
Net earnings		—	—	—	—	2,102,437	—	2,102,437
Other comprehensive earnings
Foreign currency translation adjustment		—	—	—	—	—	3,249,085	3,249,085
Balance at March 31, 2022		190,002,712	418,709,160	126,432,354	—	(167,653,289)	339,689	377,827,914

Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Net loss		—	—	—	—	(16,113,863)	—	(16,113,863)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(1,302,467)	(1,302,467)
Balance at March 31, 2021		110,551,314	32,562,541	—	1,472,520	(142,544,269)	(4,533,051)	(113,042,259)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the three months ended March 31, 2022 and 2021
(Unaudited, In US Dollars)

		Three months ended
	Note	March 31, 2022	March 31, 2021
		$	$
OPERATING ACTIVITIES
Net earnings (loss)		2,102,437	(16,113,863)
Non-cash items:
Depreciation and amortization	12	1,983,254	983,814
Share-based compensation	9	3,794,558	5,205,352
Accretion expense on common shares, retractable	10	—	1,616,013
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	10	56,336	153,120
Accretion expense on convertible debt instruments	10	—	797,214
Change in fair value of share warrant obligations	8	(21,456,170)	(75,245)
Unrealized foreign exchange gain		(207,744)	(35,926)
Net change in non-cash working capital items	12	(20,745,672)	(2,594,854)
Cash flows used in operating activities		(34,473,001)	(10,064,375)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(35,794,350)	(1,111,899)
Acquisition of intangible assets		(14,782,510)	(6,450,184)
Government assistance related to intangible assets		—	456,190
Cash flows used in investing activities		(50,576,860)	(7,105,893)
FINANCING ACTIVITIES
Net change in credit facilities		—	4,977,316
Repayment of loans on research and development tax credits and subsidies receivable		—	(2,745,712)
Increase in long-term debt		—	15,775,473
Repayment of long-term debt and other debts		(303,778)	(370,026)
Payment of lease liabilities	6	(1,216,817)	(447,724)
Cash flows (used in) from financing activities		(1,520,595)	17,189,327
Effect of exchange rate changes on cash held in foreign currency		328,066	(62,053)
Net decrease in cash		(86,242,390)	(42,994)
Cash (bank overdraft), beginning of period		241,702,030	(91,076)
Cash (bank overdraft), end of period		155,459,640	(134,070)
Other information on cash flows related to operating activities:
Interest paid		349,986	1,050,469
Interest paid under lease liabilities		772,087	79,471

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements (" financial statements") are as at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes. These financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2021. The results from operations for the interim period do not necessarily reflect the result expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These unaudited financial statements have been approved for issue by the Board of Directors on May 3, 2022.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Company applied the same accounting policies in the preparation of these financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021, except for the change in functional currency, as described below in Note 3.2 and the adoption of new standards effective January 1, 2022, as described below in Note 3.4.
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Company applied the same judgements, estimates and assumptions in the financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021,
3.2 Functional currency
The functional currency of Lion's subsidiary, The Lion Electric Co USA Inc., was changed to the US dollar effective January 1, 2022. This change was made to reflect the fact that the US has become the primary economic environment in which the entity operates. Over time, the US dollar's influence on sales prices and costs has increased. In addition, financing of the subsidiary is denominated in US dollars. The change has been implemented prospectively. The functional currency of the parent company remains the Canadian dollar.
3.3 Changes in classification and presentation
Prepaid expenses and other non-current assets
During the three months ending March 31, 2022, the Group changed the classification of a portion of the assets previously included in Prepaid expenses, subsequently renamed Prepaid expenses and other current assets, to Other non-current assets. This classification change was made to better reflect the nature of those assets and their maturity period. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change, and the adjusted figures:

	Published	Adjustment	2021 Adjusted
	$	$	$
Prepaid expenses and other current assets	5,440,461	(793,298)	4,647,163
Other non-current assets	—	793,298	793,298

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)
Lease Liability
During the three months ending March 31, 2022, the Group changed its classification of the lease liabilities between the current portion of lease liabilities and the non-current portion of the lease liability in the consolidated statements of financial position. This classification change was made to better reflect the maturity of those obligations. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	2021 Adjusted
	$	$	$
Current portion of lease liabilities	7,728,923	(3,037,579)	4,691,344
Lease liabilities	54,480,394	3,037,579	57,517,973
3.4 Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The adoption of the amendments as of January 1, 2022 did not have an impact on the Company’s financial statements.

3.5 Standards, amendments and interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

4- INVENTORIES
Inventories consist of the following:

	March 31, 2022	December 31, 2021
	$	$
Raw materials	119,169,286	97,094,671
Work in process	18,740,391	14,122,704
Finished goods	6,837,264	4,761,604
	144,746,941	115,978,979

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

5 - PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress	Total
	$	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046
Additions	11,079,895	15,235,901	224,778	493,618	7,289	293,593	85,254	66,081	8,228,590	35,714,999
Disposal	—	—	(24,681)	—	—	—	—	—	—	(24,681)
Foreign currency translation adjustment	57,496	195,907	3,593	47,951	7,063	25,144	15,162	2,021	186,313	540,650
Balance at March 31, 2022	28,191,996	21,852,949	1,512,416	3,534,551	527,696	1,781,420	1,066,353	146,811	13,716,822	72,331,014

DEPRECIATION
Balance at January 1, 2022	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Depreciation	293,584	103,443	37,649	162,203	13,879	127,790	14,318	9,188	–	762,054
Disposal	—	—	(23,072)	—	—	—	—	—	—	(23,072)
Foreign currency translation adjustment	26,155	(8,192)	1,932	12,907	1,470	5,276	1,133	14,573	–	55,254
Balance at March 31, 2022	1,938,430	439,090	240,915	933,210	112,158	379,515	80,336	102,470	—	4,226,124
Carrying amount March 31, 2022	26,253,566	21,413,859	1,271,501	2,601,341	415,538	1,401,905	986,017	44,341	13,716,822	68,104,890

GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	–	7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	–	5,336,280	29,027,701
Transfers	–	283,185	–	–	(283,185)	–	–	–	–	—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)	(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046

DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	–	—	1,717,977
Transfers	–	84,588	–	–	(84,588)	–	–	–	—	—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—	(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919	32,668,158

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS
The Group has entered into lease agreements for the rental of premises and rolling stock. The leases have an initial term of 1.1 to 15 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2022	60,297,423	604,939	60,902,362
Additions	367,440	77,964	445,404
Modifications	(622,864)	—	(622,864)
Depreciation expense	(1,609,905)	(39,833)	(1,649,738)
Foreign currency translation adjustment	170,728	9,317	180,045
Balance at March 31, 2022	58,602,822	652,387	59,255,209

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362
Depreciation was recognized as follows in the consolidated statements of earnings (loss):

	Three months ended March 31,
	2022	2021
	$	$
Cost of sales	346,293	247,980
Administrative expenses	74,130	35,826
Selling expenses	436,056	173,764
Capitalized to property, plant and equipment	793,259	—
	1,649,738	457,570

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities

$
Balance at January 1, 2022	62,209,317
Additions	445,404
Lease payments	(1,216,817)
Modifications	(622,864)
Foreign currency translation adjustment	186,160
Balance at March 31, 2022	61,001,200
Current portion	4,994,798
Non-current portion	56,006,402

Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	4,691,344
Non-current portion	57,517,973

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES
7.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	March 31, 2022	December 31, 2021
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	155,459,640	241,702,030
Trade and other receivables	Amortized cost	21,501,795	25,373,946
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	7,802,497	3,904,401
Other government assistance receivable	Amortized cost	916,513	903,356

FINANCIAL LIABILITIES
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,718,460	10,564,590
Trade and other payables	Amortized cost	38,732,079	33,343,630
Long-term debt and other debts	Amortized cost	2,266,990	2,513,080
Share warrant obligations	FVTPL	86,070,645	106,225,934
7.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position as at March 31, 2022 include trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.
As at March 31, 2022, the fair value of long-term debt and other debts was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. As at March 31, 2022, the fair value of the private share warrants was determined using the Black-Scholes option pricing model and the fair value of the public share warrants was determined using their market value. The fair value of the other share warrant obligations was determined as described in Note 8.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
7.2 Fair value of financial instruments (continued)
As at March 31, 2022, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer and a corresponding decrease in consolidated net earnings of $4,690,765 and a 5.0% decrease in the value would have an impact of increasing consolidated net earnings by $$4,570,889. As at March 31, 2022, the impact of a 5% increase or decrease in the value of the Company's share price would have an impact of $1,749,025 on the fair value of the public warrants, with a corresponding impact on the consolidated net earnings.

7.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follow on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt	Level 2

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS
8.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at March 31, 2022 and December 31, 2021. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.1 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	March 31, 2022	December 31, 2021

Exercise price ($)	5.66	5.66
Share price ($)	8.40	9.94
Volatility	40%	40%
Risk-free interest rate	2.37%	1.27%
Expected warrant life (years)	6.25	6.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.1 Warrants issued to a customer (continued)

The Group has recognized the following contract asset and share warrant obligation:

	March 31, 2022	December 31, 2021
	$	$
Contract asset
Beginning Balance	14,113,415	14,327,709
Amortization	—	(284,625)
Foreign currency translation adjustment	205,557	70,331
Ending Balance	14,318,972	14,113,415

Share warrant obligation
Beginning Balance	30,871,444	31,549,033
Fair value adjustment	(6,681,067)	492,091
Foreign currency translation adjustment	364,531	(1,169,680)
Ending Balance	24,554,908	30,871,444
8.2 Warrants issued as part of the business combination transaction
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at March 31, 2022 and December 31, 2021, there were 27,111,623 warrants outstanding of which 15,972,664 are publicly traded and 11,138,959 are private.
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants became exercisable 30 days after the completion of the business combination transaction and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the public warrants were determined using their market trading price as follows:

	March 31, 2022	December 31, 2021
Warrant price ($)	2.19	2.73
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and became exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	March 31, 2022	December 31, 2021

Exercise price ($)	11.50	11.50
Share price ($)	8.40	9.94
Volatility	45%	40%
Risk-free interest rate	2.34%	1.27%
Expected warrant life (years)	4.08	4.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(8,354,986)	(6,420,117)	(14,775,103)
Foreign currency translation adjustment	544,420	391,930	936,350
Balance at years ended March 31, 2022	35,151,109	26,364,628	61,515,737

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490
9 - SHARE-BASED COMPENSATION
9.1 Stock options
Compensation expense related to the stock options was recognized in the consolidated statement of earnings (loss) as follows:

	Three months ended March 31,
	2022	2021
	$	$
Administrative expenses	2,791,426	3,058,595
Selling expenses	956,915	2,146,757
	3,748,341	5,205,352
As at March 31, 2021, the share-based compensation liability was re-measured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in net earnings.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE-BASED COMPENSATION (CONTINUED)
9.1 Stock options (continued)
As of May 6, 2021, subsequent to the end of the first quarter of fiscal 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value as at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity (deficiency).

When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.
9.2 Restricted share units (RSUs)
Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense related to the RSUs was recognized in the consolidated statement of earnings (loss) is as follows:

	Three months ended March 31,
	2022	2021
	$	$
Administrative expenses	31,148	—
Selling expenses	15,069	—
	46,217	—

The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.
9.3 Deferred share units (DSUs)

Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date. All DSUs issued vest on the date of the grant, except as otherwise determined by the Board of Directors, and they can be settled through the delivery of common shares issued from treasury or purchased on the open market, or in cash (based on the Company’s share price on the vesting date) at the Company's option, or a combination of both. As at March 31, 2022, all of the outstanding DSUs were vested. For the three months ended March 31, 2022 and 2021, there was no compensation expense related to DSUs recognized in the consolidated statement of earnings (loss).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	Three months ended March 31,
	2022	2021
	$	$
Interest on long-term debt and other debts	352,710	1,255,548
Interest on lease liabilities	772,087	81,873
Interest on convertible debt instruments	—	797,214
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	56,336	153,120
Accretion expense on common shares, retractable	—	1,616,013
Other	(2,725)	3,622
	1,178,408	3,907,390
11 - EARNINGS PER SHARE

	Three months ended March 31,
	2022	2021
	$	$
Net earnings (loss)	2,102,437	(16,113,863)
Basic weighted average number of common shares outstanding	190,002,712	110,551,314
Basic earnings (loss) per share	0.01	(0.15)

Basic weighted average number of common shares outstanding	190,002,712	110,551,314
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	8,496,714	—
Diluted weighted average number of common shares outstanding	198,499,426	110,551,314
Diluted earnings (loss) per share	0.01	(0.15)
Excluded from the above calculations for the three months ended March 31, 2022 and 2021 are outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive as they would have the effect of decreasing the earning (loss) per share.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

12 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Depreciation – property, plant and equipment	762,054	291,396
Depreciation – right-of-use assets	856,479	457,570
Amortization – intangible assets	364,721	234,848
	1,983,254	983,814
See Note 6 for information on depreciation on right-of-use assets.

The net changes in non-cash working capital items are detailed as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Inventories	(26,755,516)	(9,241,896)
Accounts receivables	323,840	4,347,339
Prepaid expenses and other assets	218,194	(458,644)
Trade and other payables (1)	5,467,810	2,758,347
	(20,745,672)	(2,594,854)
(1)For the three months ending March 31, 2022, the amount excludes $761,293 of payables related to the acquisition of intangible assets and $7,922,816 related to the acquisition of property, plant and equipment as at March 31, 2022 and includes $554,310 and $8,797,575 of payables, respectively, as at December 31, 2021. There were no outstanding payables related to the acquisition of intangible assets and property, plant and equipment as at March 31, 2021 and December 31, 2020.
As at March 31, 2022, the Company had contractual purchase obligations outstanding of $100,472,413 for the acquisition of property, plant and equipment, compared to $35,102,660 as at December 31, 2021.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

13 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	Three months ended March 31,
	2022	2021
Revenue from External Customers	$	$
Canada	21,026,874	5,577,757
United States	1,619,919	647,721
	22,646,793	6,225,478
During the three months ended March 31, 2022, 51.6% (three months ended March 31, 2021: 71.0%) of the Group's revenue depended on two customers, 40.7% and 10.9% respectively (three months ended March 31, 2021: two customers, 46.6% and 24.4% respectively).
The Group’s following non-current assets are allocated to geographic areas as follows:

	March 31, 2022
	Canada	United States	Total
	$	$	$
Property, plant and equipment	37,821,449	30,283,441	68,104,890
Right-of-use assets	7,437,254	51,817,955	59,255,209
Intangible assets	92,063,910	5,469,945	97,533,855
Contract asset	14,318,972	—	14,318,972
	151,641,585	87,571,341	239,212,926

	December 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,009	5,772,820	81,899,829
Contract asset	14,113,415	—	14,113,415
	115,723,051	73,860,713	189,583,764
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

14 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly has negatively impacted the global economy since March 2020 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and may have a long-lasting adverse impact on Lion's business and its industry. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of these financial statements, management continues to closely monitor the evolving situation.